

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

February 3, 2009

By U.S. Mail and facsimile

Ian Jackson
President
Sierra Ventures, Inc.
c/o Brian J. McDonald
250 H Street, Number 5
Blaine, WA 98230

> **Re: Sierra Ventures, Inc.
> Amendment No. 4 to Registration Statement on Form S-1
> File No. 333-146675
> Filed January 14, 2009**

Dear Mr. Jackson:

We have reviewed your amended filing and your response letter dated January 14, 2009, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Material U.S. Federal Income Tax Consequence, page 21

1. We note your response to comment five and reissue this comment. Please eliminate the statement that "the federal income tax discussion set forth above is a summary, and is included for general information only."

Cash and Capitalization, page 23

2. We note your statement that "[t]he following table is our statement of operations for the quarters ended November 30, 2008 and 2007 and the period from Inception on October 19, 2006 to November 30, 2008." We further note that the table is for the quarters ended August 31, 2008 and 2007 and the period from inception on October 19, 2006 to August 31, 2008. Please revise.

Exhibit 5.1

3. Please file a legal opinion that satisfies the requirements of Item 601(b)(5) of Regulation S-K. The following is a non-exhaustive list of issues that need to be addressed in your legal opinion:

    *   The opinion must state that the shares when sold will be legally issued, fully paid and non-assessable;
    *   The opinion must opine upon Wyoming law;
    *   The opinion must specifically refer to the rescission offer that is being undertaken by specifying the amount of shares being offered and by whom they are being offered;
    *   The opinion cannot be solely for the benefit of certain parties as all shareholders are entitled to rely upon the opinion of counsel;
    *   The opinion inappropriately states that the Company is registering its securities under Section 12(g) through the filing of the Form S-1 when such securities have already been registered under the Exchange Act; and
    *   The opinion incorrectly states that the Form S-1 "will become effective upon the expiration of the Rescission Offer."

Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sean Donahue at (202) 551-3579 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Sean Donahue
        Jeff Nichols (800.778.3290)